Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our firm under the caption “Experts” in the in the Registration Statement (Form S-4) and related prospectus of The Black & Decker Corporation for the registration of The Black & Decker Corporation’s $300 million 4 3/4% Senior Notes due 2014 and to the incorporation by reference therein of our report dated February 6, 2004, with respect to the consolidated financial statements and schedule of The Black & Decker Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG

Baltimore, Maryland
January 7, 2005